Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Commission File No.: 001-13388

The following message was distributed to Boston Scientific’s employees on December 5, 2005.

NOTE TO MANAGERS: For those employees who do not have access to email, please distribute this information and post in common areas.  COMCASTS are confidential and intended for internal Boston Scientific use only.  Please do not copy, distribute or forward outside the Company.  Thank you.

TO:	All Boston Scientific Employees
FROM:	Jim Tobin
DATE:	December 5, 2005
SUBJECT:	BSC Proposes to Acquire Guidant

I would like to share some significant news with you.  This morning Boston Scientific made a proposal to acquire Guidant Corporation in a transaction valued at $25 billion.  The attached press release provides details about the proposed transaction.  Let me provide some context and additional information to help you understand these actions.

Guidant’s business is focused on the design and development of cardiovascular medical products, including cardiac rhythm management (CRM), cardiac surgery and vascular intervention/endovascular.  Guidant currently has 12,000 employees with its corporate headquarters located in Indianapolis.

We have been interested in the CRM industry for several years.  As you may know, Johnson & Johnson has been in negotiations to acquire Guidant for the past year or so.  Johnson & Johnson recently decided to reduce its purchase offer for Guidant, which prompted us to take a closer look at Guidant.  Our assessment of the value of Guidant – and our belief in its potential – are clear from the proposal we have put on the table today.

Upon closing of the proposed transaction, the combined company will form the world’s leading cardiovascular device company – one that will generate enhanced value for Guidant and Boston Scientific shareholders, provide leading medical devices and treatment therapies to clinicians and their patients, and offer new career and professional development opportunities for the employees of both organizations.

Both Guidant and Boston Scientific are strong organizations with proud traditions of innovation and excellence.  We believe that our two companies will be a natural, complementary fit – in terms of business strategies, product portfolios and corporate cultures.

In particular, Guidant’s CRM and cardiac surgery businesses will complement our own cardiovascular, endosurgery and neuromodulation businesses, creating a powerful combined company with a diversified base of revenue and earnings across a wide range of businesses in medical devices.

This combination offers us a rare opportunity to transform our company.  It will enable Boston Scientific to add a high-growth CRM platform and a second drug-eluting stent program, further diversifying our portfolio and driving long-term growth.  And it creates a single organization with a solid financial profile, well positioned for the future.

I want to emphasize that this transaction is about growth – primarily in areas where we do not currently have a presence – and not about cost cutting.  Indeed, one of the biggest attractions of this merger is the prospect of achieving our strategic goals together more quickly than either company could achieve alone.  We will bring together the collective talents of the Guidant and Boston Scientific teams.

Our two companies have traveled similar paths, and there is a great deal of common ground between us.  Both companies were pioneers in their early days, and both are leaders now.  We both have delivered on a commitment to the public good through a long and impressive list of life-saving products and technologies.

We believe our proposal is superior to Johnson & Johnson’s.  We look forward to the Guidant board and management team carefully considering our proposal.  Of course, there is still much work ahead to make this combination a reality, and it is important to remember that we remain competitors with Guidant for now.  The best way you can help is to stay focused on your day-to-day work and maintain our commitment to quality and excellence.

This is a prominent announcement that will likely attract much attention in the media and elsewhere.  Accordingly, it is critical that our Company speak with one voice.  If you receive an inquiry from the media or any other outside party, please be sure to follow Boston Scientific policy by referring these calls to Paul Donovan at 508-650-8541 (donovap3@bsci.com).

We are committed to keeping you informed about new developments as the situation progresses.  If you have any questions, I encourage you to speak with your supervisor.

Thank you for your continued hard work and dedication to Boston Scientific.

Information on today’s webcast

Boston Scientific senior management will discuss the proposed transaction with analysts and investors on a webcast/conference call at 10:00 a.m. ET today as detailed in the press release.  Viewing of the webcast or listening to the conference call should only be done in groups from conference rooms.  Please do not log into the webcast or call the conference call numbers listed in the press release individually from your offices, as this will impact the performance of the network.  For employees located in Natick, Marlborough and Maple Grove, arrangements have been made for you to listen to the webcast in the auditoriums in Natick and Marlboro, and in the Weaver Lake 3 Conference Center in Maple Grove.  A replay of the webcast will be available this afternoon on our Corporate Intranet.

Additional Information

This material is not a substitute for the prospectus/proxy statement and any other documents Boston Scientific and Guidant would file with the SEC if a definitive agreement with Guidant is executed.  Investors and securityholders are urged to read such prospectus/proxy statement and any other such documents, when available, which would contain important information about the proposed transaction.  The prospectus/proxy statement would be, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations.

Boston Scientific is not currently engaged in a solicitation of proxies from the securityholders of Boston Scientific or Guidant in connection with Boston Scientific’s proposed acquisition of Guidant or in connection with Johnson & Johnson’s proposed acquisition of Guidant.  If a proxy solicitation commences, Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation.  Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders.  Additional information about the interests of potential participants will be included in the prospectus/proxy statement Boston Scientific and Guidant would file if a definitive agreement with Guidant is executed.